Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 1
DATED OCTOBER 23, 2003
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus, and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we intend to acquire.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire each property will generally depend upon:

  no material adverse change occurring relating to the property, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

The Shops at Park Place, Plano, Texas

We anticipate purchasing an existing shopping center known as The Shops at Park Place containing 116,300 gross leasable square feet. The center is located at 6401 W. Plano Parkway, in Plano, Texas.

An affiliate of our advisor, Inland Park Place Limited Partnership, acquired this property on September 30, 2003 from CDG Park Place LLC, an unaffiliated third party for $23,868,000. The affiliate has agreed to sell this property to us when we have raised sufficient funds from the sale of shares to acquire this property from them. The affiliate has agreed to sell us this property for the price the affiliate paid to the unaffiliated third party, plus any costs incurred. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $205 per square foot of leasable space.

When we acquire the property, we may place new financing on the property or assume existing financing obtained by the affiliate. Terms of financing have not been determined.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Four tenants, Walgreens, Office Max, Michael's and Bed, Bath & Beyond, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Walgreens	15,120	13	20.83	05/00	04/20

Office Max	24,133	20	13.50	12/01	11/11
			14.00	12/11	11/16

Michaels	24,133	21	13.50	08/01	10/11

Bed, Bath & Beyond	25,000	21	11.00	0/01	01/12

For federal income tax purposes, the depreciable basis in this property will be approximately $18,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The Shops at Park Place was built in 2001. As of October 1, 2003, this property was 100% leased, with a total 116,300 square feet was leased to 12 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Ebby Halliday Realty	5,314	10/06	1/5 yrs.	154,100	29.00
North Dallas Eye Associates	3,000	10/06	1/5 yrs.	90,000	30.00
The Nail Club	1,100	10/06	1/5 yrs.	33,000	30.00
Oxford Cleaners	1,042	10/06	1/5 yrs.	29,176	28.00
Rick's Tailor	840	10/06	-	25,200	30.00
Carpet Mills of America	3,500	11/06	1/5 yrs.	91,000	26.00
Bed, Bath & Beyond	25,000	01/12	-	275,000	11.00
Michael's	24,133	02/12	-	325,800	13.50
Salon Boutique	10,000	02/12	-	180,000	18.00
Chick-Fil-A	3,822	10/15	-	78,500	20.54
Office Max	23,429	11/16	-	316,300	13.50
Walgreens	15,120	04/20	-	315,000	20.83

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Eckerd Drug Stores

We anticipate purchasing the following three separate existing freestanding retail properties known as Eckerd Drug Stores, containing a total of 41,472 gross leasable square feet.

Location	Square Feet	Completion Date	Purchase Price ($)

Danforth and Santa Fe	13,824	2003	3,364,000
Edmond, Oklahoma

33rd Street and Santa Fe	13,824	2003	3,229,000
Edmond, Oklahoma

36th and Robinson	13,824	2003	5,288,000
Norman, Oklahoma

We anticipate purchasing these Eckerd Drug Stores from an unaffiliated third party. Our total acquisition cost is expected to be approximately $11,881,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $286 per square foot of leasable space.

We intend to purchase these properties with our own funds. However, we expect to place financing on the properties at a later date.

One tenant, Eckerd Drug Stores, will lease 100% of the total gross leasable area of each property. The leases with this tenant require the tenant to pay base annual rent on a monthly basis as follows:
Lessee/	Approximate GLA Leased	% of Total GLA of each	Current Annual	Base Rent Per Square Foot Per	Lease	Term
Location	(Sq. Ft.)	Property	Rent ($)	Annum ($)	Beginning	To

Danforth & Santa Fe	13,824	100	289,292	20.93	(1)
Edmond, OK

33rd Street and Santa Fe	13,824	100	277,662	20.10	(1)
Edmond, OK

36th & Robinson	13,824	100	454,806	32.90	(1)
Norman, OK

(1) A twenty year lease is expected to commence as of the date of acquisition with no increases during the term of the lease. Each lease is expected to include four options, each for a term of five years.

These properties are expected to be on a triple net lease and the tenant will be responsible for all repairs.

For federal income tax purposes, the depreciable basis in these properties will be approximately $8,900,000 When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of October 20, 2003:
			Commission
	Shares	Gross proceeds ($)	and fees ($) (1)	Net proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	896,497	8,964,978	854,296	8,110,682

	916,497	9,164,978	854,296	8,310,682

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.